NUEVO FINANCIAL CENTER, INC.
                             2112 Bergenline Avenue
                              Union City, NJ 07087


January 16, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Nuevo Financial Center, Inc.  File No. 333-130722
                  Amendment No. 4 to Registration Statement on Form SB-2 Filed November 8, 2006, November 15, 2006 and December 6, 2006

Ladies and Gentlemen:

Nuevo Financial Center, Inc. (the "Company"), hereby files this correspondence and responds to your comments in your letter dated December 22, 2006.

Competition is Fragmented, page 14

1. We note your new disclosure characterizing the market as highly fragmented and highly concentrated. Please provide independent objective support for these statements.

      References to highly fragmented and highly concentrated have been deleted.

Executive Compensation, page 17

2. Please update your disclosure to include all required executive compensation information for your last updated completed fiscal year. Please ensure that your updated disclosure is in compliance with Release No. 33-8732A.

      This section has been updated to include such executive compensation for the year ended December 31, 2006.

      In addition, the Executive Compensation chart has been revised to meet the requirements of Release No. 33-8732A. Moreover, a chart for Outstanding Equity Awards at Fiscal Year End has been added to meet the requirements of Release No. 33-8732A.

      Finally, the following language has been added to the Directors' Term of Office on page 20,which indicates that we are not required to present a Director Compensation Chart pursuant to Release No. 33-8732A:

      Board members do not receive any compensation for their services.

Selling Stockholders, page 27

3. We note your response to our prior comment 9. You indicate in your response that no other shareholder is a broker-dealer or underwriter. Please confirm in your response letter whether any selling stockholders are affiliates of broker-dealers. If you answer in the affirmative, please respond to the last two sentences of our prior comment 9.

      The Company hereby confirms that no selling shareholder is an affiliate of a broker-dealer.

Financial Statements for the September 30, 2006, page 60.
Note 2 - Summary of Significant Accounting Policies, page 63.
Reserve For Closed Stores, page 64

4. Please refer to prior comment 12. We note your response to our comment and amendment to the filing. Please advise the filing to clearly indicate, if true, that you have complied with paragraph 4 of SFAS 146. Also, revise the filing to provide the disclosures as required by paragraph 20 (b) of SFAS 146. Specifically, please include disclosure of the total amount expected to be incurred, cumulatively and in the current period, a reconciliation of the beginning and ending balances of any accrued amount, and the line item in the income statement in which the costs are presented. Furthermore, please clarify whether you have recorded any liabilities for costs that will continue to be incurred under contracts with a remaining term in accordance with paragraph 16 of SFAS 46. Finally, please revise future filings to include the disclosures requested by our comment.

      Upon review of SFAS 146, the Company has reclassified the Reserve for Closed Stores against property and equipment, as this represented the write-off of the net book value of the property and equipment located at each facility and not a present or future contractual obligation associated with the retail store leases. This was reclassified from selling, general and administrative expenses to depreciation expense in the consolidated statements of operations. This resulted in no change in net loss on the Consolidated Statement of Operations. There are no present or future contractual obligations associated with these locations and no costs incurred as a result of their closing.

      As such, the Company has modified its accounting disclosure in the Footnotes to the Financial Statements related to the Closed Stores as follows:

      Closed Stores

      The Company continuously evaluates the performance of its retail stores and periodically closes those that are under-performing, and where the lease is expiring or the Company occupies the location on a month-to-month basis, and the Company has elected not to renew the lease or, in the case of a month-to-month, not to enter into a long-term lease.

      During 2006, the Company closed three locations and has written off a total of $81,879, which represents the remaining net book value of the fixed assets located at each location. There were no current expenses or future liabilities incurred in connection with the closing of any of these locations.


Recent Sales of Unregistered Securities. page 71

5. Update this disclosure to provide the information required by Item 701 of Regulation S-B with respect to the November 1, 2006 financing referred to in Note 6 - Subsequent Eventsyou're your notes to your condensed financial statements.

      This section has been revised as follows in response to this comment (Please note that we are also including disclosure of a similar transaction from May 2, 2006:

      On May 2, 2006, the Company entered into a Secured Convertible Note ("Secured Note") in the amount of $500,000 with Vision Opportunity Capital Partners, LP ("Vision"). The Company simultaneously entered into a Securities Purchase Agreement, Security Agreement, and Unit Purchase Warrant (collectively, the "Agreements").

      These Agreements allow for the purchase of $500,000 of Units, each of which consists of:

      o     Secured convertible promissory notes;
      o Class A warrants ("A Warrants") to purchase 1,000,000 shares of Common Stock at $.50 per share; o Class B warrants ("B Warrants") to purchase 500,000 shares of Common Stock at $1.00 per share; and,
      o Unit Purchase Warrant to purchase a unit consisting of shares of Common Stock and Class A and Class B Warrants ("Warrant Shares").

      The relevant terms of the Secured Note are as follows:

      o     Term -

      The Secured Note is due on the earliest of: (i) the completion of a financing in which the Company receives no less than $2,500,000 in gross proceeds ("Eligible Financing"), or (ii) one year after the date of exercise by Vision of the Unit Purchase Warrant;

      o     Amount -

      The Secured Note shall be redeemed or converted on the gross proceeds, including interest, which accrues at a rate of 10% per annum from the closing date to the conversion date.

      o     Voluntary conversion -

      Common Stock - Under the terms of the Agreements, Vision has the right to convert, at its sole option, a portion or all amounts of principal and interest due and outstanding under this Note into shares of Common Stock at a conversion price equal to the greater of (i) if before the completion of an Eligible Financing, (A) 60% of the daily volume weighted average price ("VWAP") of the Common Stock for ten trading days ending on the last trading day prior to the conversion date, or (B) $.50 or, (ii) if after November 30, 2006, if an Eligible Financing shall not have been consummated by that date (X) 60% of the VWAP for the ten trading days ending on the last trading day prior to the conversion date, or (Y) $.20.

      The Company received proceeds of $484,600, net of legal fees, documentation costs and filings fees of $15,400. There were no underwriting discounts or commissions in connection with this transaction. Such proceeds are for working capital purposes. In connection with the Secured Note, A Warrants to purchase 1,000,000 shares of Common Stock were issued to the holders at an exercise price per share of $0.50 and B Warrants to purchase 500,000 shares of Common Stock at a price per share of $1.00 (collectively, the "Warrants"). The Warrants are exercisable immediately and expire five years from date of grant through April 2011.

      On November 1, 2006, the Company entered into a second Secured Convertible Note ("Second Secured Note") in the amount of $500,000 with Vision, essentially on the same terms and conditions as the Secured Note. The Company simultaneously entered into a Securities Purchase Agreement, Security Agreement, and Unit Purchase Warrant (collectively, the "Agreements").

      These Agreements allow for the purchase of $500,000 of Units, each of which consists of:

      o     Secured convertible promissory notes;
      o Class A warrants ("A Warrants") to purchase 1,000,000 shares of Common Stock at $.50 per share; o Class B warrants ("B Warrants") to purchase 500,000 shares of Common Stock at $1.00 per share; and,
      o Unit Purchase Warrant to purchase a unit consisting of shares of Common Stock and Class A and Class B Warrants ("Warrant Shares").

      The relevant terms of the Secured Note are as follows:

      o     Term -

      The Second Secured Note is due on the earliest of: (i) the completion of a financing in which the Company receives no less than $2,500,000 in gross proceeds ("Eligible Financing"), or (ii) one year after the date of exercise by Vision of the Unit Purchase Warrant;

      o     Amount -

      The Second Secured Note shall be redeemed or converted on the gross proceeds, including interest, which accrues at a rate of 10% per annum from the closing date to the conversion date.

      o     Voluntary conversion -

      Common Stock - Under the terms of the Agreements, Vision has the right to convert, at its sole option, a portion or all amounts of principal and interest due and outstanding under this Note into shares of Common Stock at a price (the "Conversion Price") equal to the greater of (i) if before the completion of an Eligible Financing, (A) 60% of the daily volume weighted average price ("VWAP") of the Common Stock for ten trading days ending on the last trading day prior to the conversion date, or (B) $.50 or, (ii) if after November 30, 2006, if an Eligible Financing shall not have been consummated by that date (X) 60% of the VWAP for the ten trading days ending on the last trading day prior to the conversion date, or (Y) $.20.

      The Company received proceeds of $500,000. There were no underwriting discounts or commissions in connection with this transaction. Such proceeds are to be used for working capital purposes. In connection with the Second Secured Note, A Warrants to purchase 1,000,000 shares of Common Stock were issued to the holders at an exercise price per share of $0.50 and B Warrants to purchase 500,000 shares of Common Stock at a price per share of $1.00 (collectively, the "Warrants"). The Warrants are exercisable immediately and expire five years from date of grant through April 2011.

      On November 10, 2006, the Company revised the terms of the $425,000 Bridge Loan previously entered into on February 11, 2005, with Finkelstein Capital, Inc. Pursuant to the revised terms, the Company agreed that on any repayment of principal, the holder(s) of the Bridge Loan shall have the right to convert the principal and interest due on the Bridge Loan to shares of the Company's common stock at the greater of: (A) 60% of the VWAP (as defined above) for the ten trading Days ending on the last trading Day prior to the conversion Date, or (B) $0.50.

      On November 10, 2006, the Company revised the terms of the $425,000 Bridge Loan previously entered into on February 11, 2005, with Finkelstein Capital, Inc. Pursuant to the revised terms, the Company agreed that on any repayment of principal, the holder(s) of the Bridge Loan shall have the right to convert the principal and interest due on the Bridge Loan to shares of the Company's common stock at the greater of: (A) 60% of the VWAP (as defined above) for the ten trading Days ending on the last trading Day prior to the conversion Date, or (B) $0.50.

The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and,

o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      /s/ Jose Araque
      ------------------------
      Jose Araque
      President, CEO and Chairman